FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press Release regarding the agreement for the sale of Telefónica Móviles dated May 18, 2004.

Item 1.

News Release

FOR IMMEDIATE RELEASE

For more Information Contact:

Sofía Chellew - Verónica Gaete

M.José Rodríguez - Florencia Acosta Kevin Kirkeby

Telefónica CTC Chile The Global Consulting Group

Tel: 562-691-3867 Tel: 646-284-9416

Fax: 562-691-2392 E-mail:

E-mail: kkirkeby@hfgcg.com

schelle@ctc.cl - vgaete@ctc.cl

mjrodri@ctc.cl - macosta@ctc.cl

TELEFONICA CTC CHILE REACHES AGREEMENT FOR THE SALE OF TELEFONICA MÓVIL CHILE S.A.

Santiago, Chile - May 18, 2004 - At its regular meeting held on May 18, 2004, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") unanimously approved to recommend to shareholders the approval of the offer made by Telefónica Móviles S.A ("TEM") to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A.

The price offered by TEM is US$1,007 million to be paid in cash upon closure of the transaction. Similarly, TEM will pay the debt Telefónica Móvil Chile S.A. has with Telefónica CTC Chile at the closure of the transaction. As of March 31, 2004, this debt totaled US$2431 million.

Completion of the transaction will require shareholder approval at an Extraordinary Shareholders' Meeting, to be held within the next 60 days, and will require creditor approval as well.

As a related party transaction and in accordance with Chilean Corporate Governance Law, this transaction was examined and unanimously approved by the Company's Director's Committee.

Currently, Telefónica S.A. holds a 43.6% participation in Telefónica CTC Chile S.A. Telefónica S.A. also holds a 92.44% controlling interest in TEM.

Additionally, the Board will propose an extraordinary dividend payment in the amount of US$800 million at the Extraordinary Shareholder's Meeting being held for approval of the transaction.

1 Considers an exchange rate of Ch$638.22 per US$

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2004. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer